Filed by Fisher Scientific International Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities and Exchange Act of 1934, as amended

Subject Company: Fisher Scientific International Inc.
Commission File No.: 1-10920

This filing relates to a planned merger (the “Merger”) between Fisher Scientific International Inc. (“Fisher”) and Apogent Technologies Inc. (“Apogent”) pursuant to the terms of an Agreement and Plan of Merger, dated as of March 17, 2004 (the “Merger Agreement”), by and among Fisher, Fox Merger Corporation and Apogent. The Merger Agreement is on file with the U.S. Securities and Exchange Commission (the “SEC”) as an exhibit to the Current Report on Form 8-K, as amended, filed by Fisher on March 17, 2004, and is incorporated by reference into this filing.

David T. Della Penta President and Chief Operating Officer

Liberty Lane Hampton, NH 03842 Tel: 603-929-2477 Fax: 603-929-2409

March 30, 2004

Organizational Announcement

First, I would like to express my enthusiasm for the pending combination of Fisher Scientific International and Apogent Technologies. It will result in a much stronger manufacturing and distribution company, and it will bolster our presence in the life-science market.

As the first step in planning for our eventual merger, we have established a Fisher/Apogent Integration Team. Alan Malus, President of Fisher’s Cole-Parmer business, has been appointed President of the Integration Team. Supporting Alan will be Dennis Brown, Chief Financial Officer of Apogent, and Steve Gozdziewski, Vice President of Finance for Fisher’s Global Lab Products, who has been appointed Vice President of the Integration Team.

Alan, Dennis and Steve will have specific oversight responsibilities for numerous Fisher Scientific and Apogent businesses as we work to achieve the business synergies identified during our due-diligence process, which led up to the merger announcement. It is paramount that integration team members, who will be responsible for achieving specific targets, abide by the following “Rules of the Road”:

1.	Every savings target and commitment must be met;

2.	Execution and hitting timelines are extremely important;

3.	Weekly update calls will be held with the Fisher/Apogent Integration Team, and participation in these calls is mandatory;

4.	Additional opportunities should be aggressively pursued; and

5.	Pre-merger behavior should be consistent with the March 17 and 18 letters issued by Todd DuChene, Vice President, General Counsel and Secretary of Fisher Scientific, and Michael Bresson, Executive Vice President – Administration, General Counsel and Secretary of Apogent.

I want to stress that our goal of attaining at least $100 million in synergies by year-end 2006 is extremely important and will receive the utmost attention at the highest levels of management. I am asking you, our employees, for your support and cooperation in helping us to achieve our goals.

2.

We will keep employees apprised of our progress throughout the integration process and will be developing appropriate vehicles to continue communicating with you about the Fisher/Apogent merger.

The combination of these two great companies is an exciting opportunity for all of us to set a new standard of excellence and provide unprecedented value propositions to our customers. Thank you for your continued dedication and support.

* * *

FORWARD LOOKING STATEMENTS

This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on Fisher’s and Apogent’s current expectations and beliefs and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the Merger; (2) problems may arise in successfully integrating the businesses of the two companies; (3) the acquisition may involve unexpected costs; (4) the combined company may be unable to achieve cost-cutting synergies; (5) the businesses may suffer as a result of uncertainty surrounding the acquisition; and (6) the industry may be subject to future regulatory or legislative actions and other risks that are described in SEC reports filed by Fisher and Apogent. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by Fisher and Apogent. Fisher and Apogent assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

ADDITIONAL INFORMATION ABOUT THE MERGER
AND WHERE TO FIND IT

In connection with the proposed Merger, Fisher and Apogent will file relevant materials with the SEC, including one or more registration statement(s) that contain a prospectus and a joint proxy statement. Investors and security holders are urged to read these documents (if and when they become available) and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information about Fisher, Apogent and the Merger. Investors and security holders may obtain these documents (and any other documents filed by Fisher or Apogent with the SEC) free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed with the SEC by Fisher may be obtained free of charge by directing such request to: Corporate Secretary, One Liberty Lane, Hampton, NH 03842 or from Fisher’s website at www.fisherscientific.com. The documents filed with the SEC by Apogent may be obtained free of charge by directing such request to: Director of Investor Relations, 30 Penhallow Street, Portsmouth, NH 03801 or from Apogent’s website at www.apogent.com. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed Merger.

Fisher, Apogent and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Fisher and Apogent in favor of the acquisition. Information about the executive officers and directors of Fisher and their ownership of Fisher common stock is set forth in the proxy statement for Fisher’s 2003 Annual Meeting of Shareholders, which was filed with the SEC on April 10, 2003. Information about the executive officers and directors of Apogent and their ownership of Apogent common stock is set forth in the proxy statement for Apogent’s 2004 Annual Meeting of Shareholders, which was filed with the SEC on December 23, 2003. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Fisher, Apogent and their respective executive officers and directors in the Merger by reading the joint proxy statement/prospectus regarding the Merger when it becomes available.